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                                                                EXHIBIT 20(a)

FROM:  MARCY MONYEK AND ASSOCIATES   FOR:    THE CHICAGO DOCK AND CANAL TRUST
       55 West Wacker Drive                  455 East Illinois Street
       Chicago, Illinois  60601              Chicago, Illinois  60611
       312/263-2135                          312/467-1870

       Contact:  Marcy Monyek                Contact:  David R. Tinkham


                            FOR IMMEDIATE RELEASE

               THE CHICAGO DOCK AND CANAL TRUST (NASDAQ/DOCKS)
            SIGNS MERGER AGREEMENT WITH CITYFRONT CENTER, L.L.C.

     CHICAGO, December 27, 1996--The Chicago Dock and Canal Trust (the "Trust") announced today that it has terminated its merger agreement with Newsweb Corporation ("Newsweb") and has signed a definitive merger agreement with CityFront Center, L.L.C. ("CityFront") for the purchase of all outstanding common shares of beneficial interest of the Trust by CityFront for $25.00 per share in cash. The previous merger agreement with Newsweb provided for the purchase of all of the outstanding shares of the Trust by Newsweb for $21.00 per share (on December 20, 1996 Newsweb increased its offer to $23.00). The Trust has approximately 5.8 million shares outstanding, resulting in a total value for the CityFront transaction (including liabilities assumed) of approximately $175 million.

     The merger with CityFront is subject to approval of the Trust's shareholders and other customary closing conditions. The trustees of the Trust have approved the CityFront transaction and resolved to recommend the transaction to shareholders. The Trust has authorized the cancellation of the special meeting of shareholders originally scheduled for January 9, 1997 to consider the previous merger agreement with Newsweb and it is expected that a new special meeting to vote on the CityFront merger will be held in the first quarter of calendar 1997, subject to Securities and Exchange Commission review of the proxy statement relating thereto. Lehman Brothers acted as financial advisor to the Board of Trustees of the Trust and delivered a fairness opinion in connection with the transaction.

     CityFront's offer to the Trust is the subject of certain litigation filed by Newsweb against the Trust, its trustees, CityFront and certain related parties. At a hearing with respect to Newsweb's claims held on December 19 and 20, 1996 in the Circuit Court of Cook County, Illinois, the court declined to issue a preliminary injunction to enjoin consideration and pursuit of the CityFront offer. The court reserved consideration of all other claims in the litigation. CityFront has advised the Trust that CityFront has entered into an agreement with Newsweb providing for, among other things, dismissal of Newsweb's lawsuit with prejudice upon consummation of the CityFront merger and voting of shares of the Trust held by Newsweb in favor of the Trust's merger agreement with CityFront and the CityFront merger. In connection with the termination of the previous merger agreement with Newsweb, the Trust has paid a termination fee of $3,500,000 and reimbursed expenses of up to $750,000 to Newsweb.

     The Chicago Dock and Canal Trust is a real estate investment trust engaged primarily in the business of acquiring and holding real estate and interests in real estate for investment. Formed in 1962, the Trust is a successor to The Chicago Dock and Canal Company which was founded in 1857 by Chicago's first mayor, William Ogden. The Chicago Dock and Canal Trust is traded on NASDAQ under the trading symbol DOCKS.

     CityFront Center, L.L.C. is a privately held limited liability company formed by Daniel E. McLean (President of MCL Construction Corporation) to pursue a merger with the Trust and includes Dean Buntrock, Don Flynn, John Melk, Peer Pederson, Patrick Ryan, Jeffrey Shearer, Howard Warren and Lunn Partners L.L.C. (whose President is Robert J. Lunn) as investors.

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